Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
30 June 2015

Completion of structure simplification and listed entity name changes

On 1 July, RELX Group will complete the simplification of its corporate structure and name changes announced in February 2015 and approved at the Annual General Meetings of the parent companies in April 2015. The steps being implemented on 1 July and their implications are summarised below.

1.	Reed Elsevier PLC and Reed Elsevier NV will formally change their names to RELX PLC and RELX NV respectively. Their security codes on the London and Euronext Amsterdam stock exchanges are unchanged. The ADR ticker symbols on the New York Stock Exchange will change to RELX (new CUSIP code: 759530108) for RELX PLC and RENX (new CUSIP code: 75955B102) for RELX NV.

2.	The Reed Elsevier NV R shares, through which Reed Elsevier PLC holds a 5.8% indirect interest in Reed Elsevier NV, will be cancelled. Following the cancellation, RELX PLC and RELX NV will have 52.9% and 47.1% direct equity interests in RELX Group respectively, in line with the respective economic interests of the two parent companies.

3.	The equalisation ratio between the RELX PLC and RELX NV shares will be changed to 1:1 by way of a bonus issue of 0.538 new RELX NV shares for each existing RELX NV ordinary share held. The effective date of the bonus share issue is 1 July 2015, meaning ordinary RELX NV shares will trade ex-bonus on Euronext Amsterdam as of this date.

4.	The RELX PLC and RELX NV ADRs on the New York Stock Exchange will each represent one RELX PLC or one RELX NV ordinary share respectively, instead of the current 4 to 1 and 2 to 1 ratios. The effective date of the new ADR ratios is also 1 July.

Following these actions, all four share listings will be equivalent on a 1 to 1 basis, resulting in increased transparency and making it simpler to compare the ordinary share prices of RELX PLC and RELX NV as well as their respective ADRs.

	Equalisation Ratio		ADR Ratio
	PLC shares	NV shares	PLC ADRs	NV ADRs
Current	1 PLC share	1.538 PLC shares	4 PLC shares	2 NV shares
From 1 July	1 PLC share	1 PLC share	1 PLC share	1 NV share

Adjusted earnings per share expressed in either sterling or euros will be calculated by simply taking RELX Group adjusted net profit in the appropriate currency and dividing by the weighted average number of aggregate PLC and NV shares in the period. Historical RELX NV per share data comparatives will be restated for the bonus share issue.

Historical per share calculation and restatement

		£		€
	H1 2014	FY 2014	H1 2014	FY 2014
Adjusted net profit (m) Aggregate weighted average shares in issue (m) Adjusted earnings per share Dividend per share (PLC) Dividend per share (NV)	603 2,168 27.8p 7.0p	1,213 2,154 56.3p 26.0p	736 2,168 €0.339* €0.098*	1,504 2,154 €0.698* €0.383*

*	Restated for bonus issue; adjusted earnings per share at average exchange for period; dividend per share equalised at rate at time of declaration €:£ exchange rates: Average H1 2014 €1.22:£1 ; Average FY 2014 €1.24:£1; interim dividend 2014 €1.26:£1; final dividend 2014

Further information on the RELX Group simplification is also available on the RELX Group website at www.relxgroup.com/investorcentre/corporatestructure.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

Notes to Editors
About RELX Group

RELX Group is a world-leading provider of information solutions for professional customers across industries. The group employs about 29,000 people of whom half are in North America. The combined market capitalisation of the two parent companies is approximately £22bn/€31bn. Its shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX (with effect from 1 July 2015). www.relxgroup.com